November 22, 2007

Ms. Vanessa Robertson

United States Securities and

Exchange Commission

100F Street, N.E.

Washington, DC  20549

Re.  Stellar Pharmaceuticals Inc.

        Form 10-KSB for fiscal year ended December 31, 2006

        File No. 000-31198

Further to our letter dated September 21, 2007, your telephone call on October 11, 2007 and several telephone conversations thereafter, we would like to confirm the following points in response to your letter dated September 06, 2007.  We believe that these matters were, for the most part, dealt with in our original letter and make the following additional comments to assist in your analysis.

We wish to confirm the following –

1.

With respect to the milestone payment of $2.2 million received from Watson and recorded as revenue in December 2006, the Company has no further obligations to Watson required to earn this payment.  In addition, the Company is not subject to penalties nor would there be any recourse to the Company in respect to this milestone payment, as there are no further obligations linked to the receipt of such payment.

2.

Section 6 of the agreement with Watson provides Stellar with the opportunity, but not the requirement, to participate in the Commercialization Committee which has been established to assist in the process of seeking FDA approval of our Uracyst product.  The participation in this Commercialization Committee is not considered to be a deliverable in connection with the determination of the $2.2 million revenue recognition.

3.

Watson is capable, both legally and operationally, of proceeding on their own, to obtain FDA approval without the assistance and/or guidance of Stellar.

4.

We also wish to confirm that Stellar has no further obligation to engage in research and development activities as part of its undertaking with respect to this payment.  Stellar does, as a matter of course, engage in research and development but there is no obligation under this deliverable (the earning of the $2.2 million milestone fee) to conduct such activities.

5.

In our letter on September 21, 2007 at Schedule I, we provided you with information reflecting anticipated revenues from the supply of Uracyst to Watson.  We wish to confirm that this analysis confirms that our ongoing trading deliverable with Watson is at a fair market value for the product and consistent with the relationship with the other Licensees of Stellar. Comparatively, if under the terms of the agreement, Watson was to purchase this product from another supplier, the cost of such supply would typically be 10% to 20% above cost.   Although Stellar is on the lower end of this scale, the Company has taken into consideration the overall cost reduction that would be obtained in the supply of such product to all markets, due to the increased volumes being generated.

6.

That Stellar has no further commitments to Watson in connection with earning this fee.  Naturally, our working relationship with Watson is such that we will do all we can to assist them in their plans to seek FDA approval for our product Uracyst.

In addition, as a follow-up to your request for the proposed 2007-10KSB comment pertaining to the Watson licensing agreement, below is what the Company at this time feels will be filed under the Contingencies and Commitments – License Agreements section of the notes to the financial statement.

Proposed 2007 10-KSB Watson Licensing Info

In December 2006, the Company entered into license and supply agreements with Watson Pharma, Inc. to grant the exclusive rights and license to use the methods and technical know-how for the purposes of developing, marketing and selling Uracyst products in the United States.  As provided in the agreements, the Company received a non-recurring, non-refundable license fee for which the Company had no further obligation to provide services. This fee was recognized as income in 2006.   Under the terms of the agreement Watson is responsible for obtaining FDA approval and may do so without the assistance and/or guidance of the Company. Upon receipt of FDA approval the Company will receive an additional milestone payment from Watson.  This milestone payment, as well as, all remaining milestone payments will be recognized in income upon meeting revenue recognition criteria. The term of this agreement will continue for a period of fifteen years and will be renewable for an additional two years, unless earlier terminated by either party in accordance with the agreement

We trust this, along with our letter of September 21st, adequately responds to your inquiry of September 6, 2007 and that you will confirm to us that we have followed proper accounting standards in the revenue recognition of the milestone payment from Watson.

Yours very truly,

Janice Clarke

CFO